TYLER
RESOURCES INC.
…E 500, 926 - 5 AVE. S.W.
…LGARY, AB T2P 0N7 CANADA
…L: (403) 269-6753
…AX: (403) 266-2606
www.tylerresources.com TYS:CDNX

02 OCT 25 AM 9:01

File No.
82-3881

02055413

October 16, 2002

SUPPL

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

United States Securities
& Exchange Commission
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Foreign Private Issuer Exemption File No. 82-3881
Annual & Special Meeting - Fiscal Year Ended July 31, 2002

Please be advised that Tyler Resources Inc. will hold its Annual & Special Meeting of Shareholders on December 18, 2002, and that the Record Date for Shareholders entitled to vote on the above referenced meeting has been set as November 12, 2002.

I trust this meets with your approval.

TYLER RESOURCES INC.

B. O'Neill

Barbara O'Neill
Secretary

dlw 10/29

cc: 1.3002.19